(2)

02012403

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
JAN 2 2 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

1 PNM Resources, Inc. 70-10043 — 0001108426
(Exact Name of Applicant as Specified in Charter) — (Applicant CIK Number)

2 Public Service Company of New Mexico 70-10044 — 0000081023
(Exact Name of Applicant as Specified in Charter) — (Applicant CIK Number)

Form U-1 Application/Declaration — 070-10043
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) — (SEC File Number, if Available)

In connection with the filing of the Form U-1 Application/Declaration, the Applicants hereby file the following exhibits thereto in paper form:

Exhibit E-1 Map showing the interconnection of the Eastern Interconnection Project to Public Service Company of New Mexico's properties.

PROCESSED
FEB 2 7 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Applicant. The Applicant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Albuquerque, State of New Mexico, January 16, 2002.

PNM RESOURCES, INC.

By: ______________________
Name: John R. Loyack
Title: Vice President, Corporate Controller
And Chief Accounting Officer

SIGNATURES

Filings Made by the Applicants. The Applicant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Albuquerque, State of New Mexico, January 16, 2002.

PUBLIC SERVICE COMPANY OF NEW MEXICO

By: ______________________

Name: John R. Loyack

Title: Vice President, Corporate Controller And Chief Accounting Officer



EASTERN INTERCONNECT PROJECT (EIP)
345 kVA TRANSMISSION LINE
Legend
EIP Line
EIP Facilities
PNM Transmission Facilities
PNM Transmission Lines
Scale: 1" = 25 Miles
Los Alamos
Santa Fe
Las Vegas
BA
Rio Rancho
Albuquerque
Belen
GUADALUPE
Tucumcari
Quay
Guadalupe
Torrance
De Baca
Curry
Clovis
BLACKWATER
Portales
Roosevelt
Lincoln
Chaves
Texas
PNM